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NEEMA NASSIRI neema.nassiri@dechert.com +1 212 641 5633 Direct +1 212 698 3599 Fax

November 23, 2021

VIA EDGAR CORRESPONDENCE

Mr. Christopher Bellacicco

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Ms. Lauren Hamilton

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

3 World Financial Center

New York, N.Y. 10281

Re:	Goldman Sachs Trust (the “Registrant”)

Combined Information Statement/Prospectus on Form N-14

SEC File No. 333-260453

Dear Mr. Bellacicco and Ms. Hamilton:

This letter responds to the comments provided to me and Claire Hinshaw of Dechert LLP in telephonic discussions on November 17, 2021 with respect to the review of the combined information statement/prospectus filed with the Securities and Exchange Commission (“SEC”) on October 22, 2021 on Form N-14 (the “Combined Information Statement/Prospectus”), which relates to the proposed reorganization of the Goldman Sachs High Quality Floating Rate Fund (the “Acquired Fund”) with and into the Goldman Sachs Enhanced Income Fund (the “Surviving Fund,” and together with the Acquired Fund, the “Funds”) (the “Reorganization”). We have reproduced the comments below, followed by the Registrant’s responses. Undefined capitalized terms used below have the same meanings attributed to such terms in the Combined Information Statement/Prospectus.

Legal Comments

General

1.

Comment: Please respond to our comments in writing and file the responses as correspondence on EDGAR. Where a comment asks for revised disclosure or revisions are contemplated by the Registrant’s response, please provide revised disclosure with your letter. Please allow the SEC staff (the “Staff”) sufficient time to review the Registrant’s response prior to filing the 497 filing.

November 23, 2021 Page 2

Response: We acknowledge the comments and have addressed them accordingly.

Information Statement/Prospectus

2.

Comment: The third bullet point under the “Introduction—Questions and Answers—Why did the Board approve the Reorganization?” section states that “[t]he Funds have a similar universe of permissible investments; however, the Surviving Fund is permitted to invest in additional types of fixed income securities (including emerging country securities, municipal securities and non-investment grade fixed income securities)[.]” Please supplementally explain to the Staff why it is appropriate for a fund whose strategy is to invest in high quality instruments to reorganize into a fund whose investments may include emerging market country securities and non-investment grade fixed income securities.

Response: GSAM believes that the Reorganization is appropriate because it would rationalize the offerings of the Acquired Fund and the Surviving Fund, which have similar investment objectives and similar investment strategies (notwithstanding some notable differences). GSAM also believes that the Reorganization would provide shareholders of the Acquired Fund an opportunity to invest in a fund with substantially similar investment exposures, which it believes is preferable to liquidating the Acquired Fund. The differences in the Funds’ investment strategies include the Surviving Fund’s limited ability to invest up to 10% of its Total Assets, in the aggregate, in U.S. dollar denominated emerging market country debt securities and high yield non-investment grade fixed income securities. The overall exposure to these types of securities is, as stated above, limited to no more than 10% of the Surviving Fund’s Total Assets in the aggregate. As such, GSAM believes that the underlying investments and investment exposures of the Surviving Fund are substantially similar to those of the Acquired Fund.

3.

Comment: The “Introduction—Questions and Answers—Who bears the expenses associated with the Reorganization?” section states that “GSAM has agreed to pay the external costs . . . associated with each Fund’s participation in the Reorganization.” Please explain what the internal costs are and how much they are expected to be. If the only internal costs to be borne by shareholders are the repositioning costs discussed in the next paragraph, please consider adding a sentence that states there are no other costs borne by shareholders.

November 23, 2021 Page 3

Response: The Registrant confirms that the only costs that will be borne by shareholders of the Acquired Fund are the disclosed repositioning costs and has revised its disclosure to clarify that there are no other costs borne by shareholders.

4.

Comment: The introductory paragraph in “Summary—The Funds’ Fees and Expenses” section states that “[e]ach Fund’s expenses are based upon the financial statements contained in the Funds’ annual report for fiscal year ended March 31, 2021.” Please confirm that these fees are current or provide current fees as required by Item 3(a) of Form N-14.

Response: The Registrant confirms that the fees disclosed in the Funds’ fee and expense tables reflect “current fees” in accordance with Item 3(a) of Form N-14. The Registrant further notes that the expenses of each Fund disclosed in the Funds’ fee and expense tables are based on the financial statements contained in the Funds’ annual report for the twelve-month period ended March 31, 2021, which are the Funds’ most recent financial statements that are currently available. The Registrant further notes that because the Funds are currently subject to expense limitation arrangements, the net total expense ratios of the Funds for the six months ended September 30, 2021, are expected to be the same as the corresponding ratios of the Funds for the twelve-month period ended March 31, 2021.

Accounting Comments

5.

Comment: With respect to the disclosure regarding portfolio repositioning included in the “Introduction—Questions and Answers—How will the Reorganization affect me?”, “Introduction—Questions and Answers—Who bears the expenses associated with the Reorganization?” and “Other Important Information Concerning the Reorganization—Fund Securities and Portfolio Repositioning” sections, please also quantify the costs of portfolio repositioning in dollars. The Staff notes it is currently disclosed in basis points. For background to this comment, please refer to the 2010/2011 Audit Risk Alert.

Response: The Registrant respectfully notes that the repositioning of the Acquired Fund prior to the Reorganization involves only the sale of fixed income securities, and that the costs of the portfolio repositioning will accordingly be reflected entirely in the spread costs incurred by the Acquired Fund in connection with these sales. The Registrant is not able to quantify spread costs for fixed income security transactions in dollar amounts in advance of these transactions and has instead disclosed, consistent with what it views as industry practice with respect to the reorganization of fixed income mutual funds, its overall estimate of average spread costs for these repositioning transactions in basis points. The Registrant believes that this disclosure is also consistent with guidance under the 2010/2011 Audit Risk Alert to include disclosure of “the extent and cost of portfolio realignment.” Accordingly, the Registrant respectfully declines to incorporate this comment.

November 23, 2021 Page 4

6.

Comment: With respect to the portfolio repositioning disclosure, please also include disclosure in these sections that the total merger costs do not reflect commissions that would be incurred during portfolio repositioning.

Response: The Registrant respectfully notes that the existing disclosure regarding estimated average spread costs clarifies that such spread costs would be “due to transaction costs” and is intended to include all applicable transaction costs, including any commissions. As such, the Registrant respectfully declines to incorporate disclosure that may suggest that these types of transaction costs are not included in its estimate of average spread costs.

7.

Comment: With respect to the “Summary—The Funds’ Fees and Expenses” section, please confirm that the fees disclosed in the Funds’ fee and expense tables reflect “current fees” in accordance with Item 3(a) of Form N-14.

Response: Please see the Registrant’s response to comment #4 above.

8.

Comment: With respect to the “Summary—The Funds’ Fees and Expenses” section, the Staff notes that footnote 3 to the fees and expenses tables does not exclude “administration fees” from the “Other Expenses” limitation, whereas the Summary Prospectus for the Surviving Fund states that the “Other Expenses” limitation does exclude “administration fees.” Please explain this difference and/or revise the disclosure accordingly.

Response: The Surviving Fund’s Summary Prospectus excludes administration fees from the “Other Expenses” limitation because such fees are incurred by the Administration Share Class of the Surviving Fund. However, the Administration Share Class is not involved in the Reorganization and is not included in the Combined Information Statement/Prospectus. Therefore, the “Other Expenses” limitation described in the Combined Information Statement/Prospectus does not exclude administration fees because none of the share classes involved in the Reorganization are subject to such fees.

9.	Comment: With respect to the table under the “Capitalization” section, please include the names of the Acquired Fund and the Surviving Fund in the column headings.

Response: The Registrant has incorporated this comment.

November 23, 2021 Page 5

10.	Comment: Please include or incorporate by reference the financial highlights for the Acquired Fund as required by Item 6(a) or (b) of Form N-14.

Response: The Registrant has incorporated this comment.

*                *                 *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (212) 641-5633 if you wish to discuss this correspondence further.

Sincerely,

/s/ Neema Nassiri

Neema Nassiri

cc:	Lindsey Edwards, Goldman Sachs Asset Management, L.P.

Brenden Carroll, Dechert LLP

Claire Hinshaw, Dechert LLP